PRESS RELEASE

Paris, France	27 July 2006

2005/2006 full-year sales: + 68%

>	Rapid and successful integration of Allied Domecq
>	Organic growth: + 4.3% (+5.1% for the 4th quarter)
>	Significant reduction in net debt as at 30 June 2006
>	Upward revision in guidance: underlying earnings per share to be between € 7.80 and € 8.00 (compared to € 7.25 and € 7.60 previously)

The 2005/2006 full-year sales (excluding taxes and duties) amounted to € 6,066 million, an increase of 68%. This very strong growth arises from:

•	the group structure effect (+61%) linked to the acquisition of Allied Domecq on 26 July 2005 (11 months operations included)
•	a favourable currency effect (+3.1%)
•	and vigorous organic growth of 4.3% (excluding bulk sales of spirits)*

The sales of € 1,496 million in the 4th quarter show an acceleration in organic growth (+5.1%) driven by spirits (+5.5%).

Continuation of Premiumisation of the portfolio of original Group brands

The 12 original key brands continued their rapid growth (+2% in volume with a +7% in sales). Among them the premium and de luxe brands have performed very strongly:

	Volume	Sales (organic growth)
Chivas	+11%	+14%
Martell	+11%	+21%
Jameson	+12%	+15%
The Glenlivet	+10%	+15%

Chivas achieved record sales by selling just under 4 million cases. The high end of the Martell range (XO, Cordon Bleu, Noblige, VSOP) accelerated its development in the 4th quarter. Jameson achieved growth virtually everywhere (USA: +21%, Europe: +8%). The Glenlivet had strong growth in the US and Asia.

Rapid and successful integration of Allied Domecq

Sales generated by the Allied Domecq brands were € 2,390 million (from 26 July 2005). Despite the integration, some brands confirmed their positive trends, particularly Stolichnaya (+16%), Montana (+4%) and Malibu (+2%). However, Ballantines (-12%), Beefeater (-6%) and Kahlua (-8%), were the most affected by the destocking phenomena.

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Over 50% of sales achieved in Asia and the Americas, regions of strong growth

•	Asia / Rest of the World: € 1,717 million (+75.7%)
Organic growth and the structure effect were 9.6% and 61.5% respectively:
•	Strong growth driven by China and Chinese Asia, India and Duty Free.
•	Recovery in Japan.
•	Decline in Thailand due to the sharp increase in duties in October 2005.
•	Stability in Australia: the growth in branded wines, such as Jacob’s Creek (+7%) and Wyndham (+8%), was offset by a sharp fall in table wines with low margins (bag in box).

In the 4th quarter organic growth returned to a 2-digit increase: +11.5%.

•	The Americas: € 1,681 million (+127%)

The principal region to benefit from the Allied Domecq brands (structure effect: +113.8%), the Americas, achieved organic growth of 6.7%.

•

The US, where sales more than doubled following the integration of Allied Domecq, recorded organic growth of 4%. This good performance results from the dynamism of the spirits portfolio (Jameson, The Glenlivet, Stolichnaya and Malibu), which offsets a more difficult year for wine: Mumm Cuvée Napa and Montana had modest growth but the other brands suffered a decline.

•	Organic growth was particularly strong in Venezuela (Chivas, Something Special), in Brazil (Montilla), in Chile and Central America.
•	Europe: € 2,014 million (+51.4%)

Organic growth achieved a net improvement in the 4th quarter of 2.1%, and 0.8 % for the 12 months. This arose from:

•	good progress in Russia, Greece, Ireland and Scandinavia
•	but a difficult year in Italy, Germany (due to a sluggish market and unfavourable technical factors) and a mixed performance in Spain.
•	France: € 654 million (+26.2%)

The French market had a modest recovery of 0.5% in the 4th quarter, which did not make up for the difficult start to the first 9 months: negative annual organic growth of 1.1%. The Ricard brand had a strong recovery in the 4th quarter (consumer panel: +5.4%). Most of the other spirits brands achieved vigorous growth for the full year: Chivas Regal (+10%), Aberlour (+10%), Jameson (+6%), Havana Club (+10%), Wyborowa (+19%), Malibu (+7%).

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Conclusion and outlook

Less than one year after the acquisition of Allied Domecq, the original objectives have been met or exceeded, while maintaining vigorous organic growth of the original Pernod Ricard brands. Integration costs were less than expected, cost synergies were implemented faster than expected and the disposals made on better terms than anticipated. These remarkable results are reflected in a significant reduction in net debt which should be around € 6.3 billion as at 30 June 2006, which is a reduction of close to € 3.6 billion since the acquisition of Allied Domecq.

Patrick Ricard stated: “These results demonstrate the excellence of Pernod Ricard’s organisational model. The remarkable work achieved by our employees throughout this period and our outstanding results to date give me absolute confidence in the growth prospects for the Group in the coming months”. He added: “We are revising upwards our guidance for underlying earnings per share that we announced to the market for 2005/2006, and are now looking for € 7.80 to € 8.00 per share”.**

For more information, please contact:

Francisco de la VEGA, Communications VP,	Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP,	Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager,	Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

* all organic growth rates exclude variations of bulk spirits sales (impact € -30.5 m ) classified in structure effect

** the underlying EPS excludes non recurring items; previous guidance: “higher end of the € 7.25 to € 7.60 per share bracket”

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Appendices (12 months 2006)*

Sales split as at 30 juin 2006 (€  millions)

	30.06.05 12 months		30.06.06 12 months		Variation		Organic growth (excluding bulk impact)		Organic growth (including bulk impact)

Wine & Spirits France	518.6	15%	654.3	11%	135.7	26%	- 5.9	- 1.1%	- 5.9	- 1.1%
Wine & Spirits Europe	1,330.0	37%	2,013.7	33%	683.7	51%	10.1	0.8%	- 20.4	- 1.6%
Wine & Spirits Americas	740.5	21%	1,681.0	28%	940.4	127%	46.9	6.7%	46.9	6.7%
Wine & Spirits Asia/ROW	977.2	27%	1,717.2	28%	740.0	76%	93.8	9.6%	93.8	9.6%

Total Wine & Spirits	3,566.4	99%	6,066.2	100%	2,499.9	70%	144.9	4.3%	114.4	3.3%

Total Other Business	45.0	1%	0.0	0%	- 45.0	- 100%	0.0	0.0%	0.0	0.0%

Total Group	3,611.4	100%	6,066.2	100%	2,454.8	68%	144.9	4.3%	114.4	3.3%
Under IFRS norms
	Forex impact		Perimeter impact (excluding bulk impact)		Bulk impact**

Wine & Spirits France	0.0	0.0%	141.6	27.3%	0.0
Wine & Spirits Europe	9.2	0.7%	694.9	52.2%	- 30.5
Wine & Spirits Americas	50.6	7.2%	842.9	113.8%	0.0
Wine & Spirits Asia/ROW	45.6	4.7%	600.6	61.5%	0.0

Total Wine & Spirits	105.5	3.1%	2,280.0	63.9%	- 30.5

Total Other Business	0.0	0.0%	- 45.0	- 100.0%	0.0

Total Group	105.5	3.1%	2,235.0	61.9%	- 30.5
Under IFRS norms ** including – 3.6 M€ during 04

Volume Growth by Historical PR key brands

	30.06.06 12 months growth	30.06.06 Volumes (i)

Havana Club	13%	2.4
Jameson	12%	2.1
Chivas Regal	11%	3.9
Martell	11%	1.3
The Glenlivet	10%	0.5
Seagram’s Gin	2%	3.4
Wild Turkey	2%	0.8
Jacob’s Creek	1%	7.5
Clan Campbell	- 1%	1.6
Ricard	- 4%	5.6
Pastis 51	- 9%	1.6
Amaro Ramazotti	- 10%	1.2
12 Key Brands	2%	31.8
(i) Volumes in millions of 91 cases

Volume Growth by Allied Domecq key brands

	30.06.06 12 months growth	30.06.06 Volumes (i)

Stolichnaya	16%	2.6
Montana	4%	1.2
Malibu	2%	3.3
Perrier Jouet	1%	0.2
Mumm	- 1%	0.6
Beefeater	- 6%	2.3
Kahlua	- 8%	2.1
Ballantine’s	- 12%	5.3
(i) Volumes in millions of 91 cases

Forex impact Wine & Spirits

		Var	Currency impact (M€)	Currency impact (%)

US Dollar US and ass.	USD	5%	48.6	46%
USD	USD	5%	30.7	29%
MYR, HKD, CNY	Ass.	5%	17.9	17%
Canadian Dollar	CAD	12%	4.7	4%
Australian Dollar	AUD	4%	6.5	6%
Brazilian Real	BRL	27%	19.8	19%
Indian Roupie	INR	4%	5.1	5%
Thai Bath	THB	5%	8.3	8%
Other Currencies			12.6	12%
Total			105.5	100%

* Period from the 1st July 2005 to the 30th June 2006

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